Exhibit 23.2

Consent of Ernst & Young LLP
Independent Registered Certified Public Accountants

We consent to the incorporation by reference in the Registration Statement pertaining to the UTEK Corporation Amended and Restated Employee Stock Option Plan and the UTEK Corporation Amended and Restated Non-Qualified Stock Option Plan of our report dated February 19, 2003 (except for Note 12 as to which the date is March 20, 2003), with respect to the 2002 and 2001 consolidated financial statements including schedules of investments, and the 1999, 2000, 2001 and 2002 selected per share data and ratios of UTEK Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

July 9, 2004
Tampa, Florida